***CONFIDENTIAL TREATMENT REQUESTED BY SS&C TECHNOLOGIES HOLDINGS, INC. FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)***

December 28, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	SS&C Technologies Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 28, 2020
File No. 001-34675

Ladies and Gentlemen:

We refer to the letter dated December 22, 2020 (the “Letter”), which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) for SS&C Technologies Holdings, Inc. regarding our Form 10-K for the fiscal year ended December 31, 2019.  As used in this letter, “we,” “us,” “our,” and the “Company” refer to SS&C Technologies Holdings, Inc. and its subsidiaries unless the context requires otherwise.  Please find our responses to the Staff’s comments below.  For your convenience, we have copied each of the comments in the Letter in bold immediately preceding our response thereto.

Please note that certain confidential information contained in this letter was omitted by means of redacting a portion of the text. The symbol “[***]” has been inserted in place of the omitted portions (the “redacted information”). Copies of this letter containing the redacted information have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 CFR §200.83). We request that the redacted information be maintained in confidence, not be made part of any public record and not be disclosed to any person (other than the Staff) as they contain confidential information.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

Note 18. Segment and Geographic Information, page 86

1.

We note your response to prior comment 1. As we continue to consider the information provided in such response, please provide us with a breakdown of revenue generated from both healthcare and financial institution clients and tell us which of your components includes healthcare clients. To the extent that the services provided to your healthcare clients span multiple components, please clarify whether costs related to such clients are shared across components. We may have further questions based on your response.

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***CONFIDENTIAL TREATMENT REQUESTED BY SS&C TECHNOLOGIES HOLDINGS, INC. FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)***

Response:

During the year ended December 31, 2019, our financial institution clients and healthcare clients generated approximately $*** million (***%) and $*** million (***%) of our consolidated revenues, respectively.  The services provided to our healthcare clients do not span multiple components, rather all services and clients were fully included in our DST component during the year ended December 31, 2019.  In almost all cases, our healthcare clients are using the services within our healthcare business.  There is an inconsequential number of instances where a healthcare client will also use business workflow management software in the DST component that is typically utilized by our financial services clients.

As a result of a change in management in July 2020, our Health business became a component separate and apart from the rest of the DST component.  Starting in July 2020, Daniel DelMastro, began to oversee our health business with a direct reporting line to Rahul Kanwar, our President and Chief Operating Officer, and our chief operating decisions maker.

We welcome the opportunity to discuss any further questions you may have.  If you have any questions, please do not hesitate to call me at (860) 298-4738.

Sincerely,

SS&C Technologies Holdings, Inc.

/s/ Patrick Pedonti
Patrick Pedonti
Chief Financial Officer
December 28, 2020

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